SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For transition period from                      to                     .

Commission file number—001-14410

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

AXA Equitable 401(k) Plan, 1290 Avenue of Americas, New York, NY 10104

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA, S.A.

25, Avenue Matignon, 75008 Paris, France

AXA EQUITABLE 401(k) PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011

AND FOR THE YEAR ENDED

DECEMBER 31, 2012

AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2012

AND REPORT OF INDEPENDENT AUDITORS

AXA EQUITABLE 401(k) PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3

Notes to Financial Statements	4-22

Supplemental Schedule:

Schedule H, Part IV, line 4i*—Schedule of Assets (Held at End of Year) December 31, 2012	23-33

Signature Page	34

Exhibit:

Consent of Independent Registered Public Accounting Firm

* Refers to item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2012.

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

AXA Equitable 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AXA Equitable 401(k) Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, New York

June 28, 2013

AXA EQUITABLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Assets
Investments (Notes 3, 4, 5 and 6)	$1,624,095,775	$1,536,555,332
Receivables
Employer contributions	1,196,026	1,462,005
Notes receivable from participants (Note 1)	23,864,431	24,977,253
Receivables for investments sold	—	12,550,117
Other receivables	4,842	114,719

Total receivables	25,065,299	39,104,094

Total assets	1,649,161,074	1,575,659,426

Liabilities
Payables for investments purchased	—	12,042,292
Accrued expenses and other liabilities	2,132,340	2,525,478

Total liabilities	2,132,340	14,567,770

Net assets available for benefits, at fair value	1,647,028,734	1,561,091,656
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 6)	(24,644,684)	(25,801,612)

Net assets available for benefits	$1,622,384,050	$1,535,290,044

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2012
Additions
Investment income
Net appreciation in fair value of investments (Note 3)	$146,675,766
Interest	15,154,343
Dividends	11,143,879

Total investment income	172,973,988
Less investment expenses	1,800,467

Net investment income	171,173,521
Interest income on notes receivable from participants	1,134,609
Contributions
Participant	61,418,599
Employer	3,276,479

Total contributions	64,695,078

Total additions	237,003,208

Deductions
Benefits paid to participants	168,665,176
Administrative expenses	1,457,895
Transfers	766,043

Total deductions	170,889,114

Net Increase during the year	66,114,094
Transfers from other Plan	20,979,912
Net assets available for benefits
Beginning of year	1,535,290,044

End of year	$1,622,384,050

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AXA Equitable 401(k) Plan (the “Plan”) sponsored by AXA Equitable Life Insurance Company (“AXA Equitable” or the “Company”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan with a cash or deferred arrangement providing benefits for eligible common-law employees and statutory employees of AXA Equitable and certain participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code of 1986 (the “Code”), as amended.

Plan Fiduciary, Administrator and Trustee

The named fiduciaries of the Plan are the Administrative Committee and the Investment Committee. The Administrative Committee serves as the Plan administrator, Northern Trust is the directed trustee of the Plan and Fidelity serves as the legal custodian for the Fixed income investment. The Investment Committee no longer acts as the trustee of the Plan since November 17, 2011. The Plan has an agreement with AonHewitt, formerly known as Hewitt Associates LLC, (“Hewitt”), for the recordkeeping and administration of the Plan, effective as of March 21, 2011, and with Northern Trust for the custodial trustee and disbursement agent functions, effective as of March 24, 2011.

Eligibility

The Plan covers full-time employees, “Group I” part-time employees, financed financial professionals, and statutory employees, as well as other employees of AXA Equitable and employees of certain participating affiliates who are scheduled to work a minimum of 1,000 hours in a Plan year.

Contributions

Eligible new hires are automatically enrolled in the Plan after performing one hour of service. Each year, participants may contribute to the Plan on a before-tax basis, an after-tax basis, or a Roth 401(k) basis (or any combination of the foregoing), up to a percentage of annual compensation as defined in the Plan. New participants are automatically deemed to have elected, after 30 days at work, a 3% before-tax contribution rate (See Note 8), which is automatically invested in the target allocation fund closest to the individual’s 65th birthday. Participants can elect to have before-tax contributions automatically increase each year by 1% until the participant reaches a 6% deferral percentage or elects out of the automatic increase program. The new hire can opt-out, change the contribution rate, or change the investment option at any time. The maximum before-tax and/or Roth 401(k) contribution a participant can contribute is 75% of his or her annual eligible compensation, subject to reduction by limits imposed by the Code ($17,000 for 2012 and $16,500 for 2011). The maximum after-tax contribution is $25,000 or 20% of the participant’s annual eligible compensation (10% for Puerto Rican participants), whichever is less, provided that the participant’s combined before-tax, Roth 401(k) and after-tax contributions cannot exceed 100% of his or her annual eligible compensation (Puerto Rican participants cannot make 401(k) Roth contributions). Participants who have attained age 50 before the end of the Plan year were eligible to make catch-up contributions in the amount of $5,500 for 2012 and 2011 ($1,500 for Puerto Rican participants). The maximum before-tax and/or Roth 401(k) contribution that a participant eligible for catch up contributions can contribute per the Code was $22,500 for 2012 and $22,000 for 2011 ($18,500 in 2012 and $18,000 in 2011 for Puerto Rican participants). Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or defined contribution plans.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Effective February 12, 2012, the Company and certain participating affiliates replaced the 401(k) Plan 3% match with a discretionary profit sharing contribution opportunity of up to 4% of each participant’s annual eligible compensation if the applicable employer meets certain performance goals. Other participating affiliates continue to make matching contributions. For 2012, the Company did not make any profit sharing contributions as it did not meet the performance goals set forth for 2012.

AXA Private Equity and AXA IM Rose, both affiliates of the Company, maintained the 3% match and did not adopt the new profit sharing contribution formula.

AXA Liabilities Managers Inc., AXA Art Insurance Corporation and Fine Art Services International (U.S.) Inc. (collectively “AXA LM”), all affiliates of the Company, provide a 5% matching contribution and a retirement program contribution which is based on the AXA LM participant’s age and years of service.

Employer matching contributions are invested in (i) accordance with the participants’ current investment election or, (ii) if no election, in the qualified default investment designated by the Investment Committee. Profit sharing contributions, if made, are invested in the same manner.

Allocation Provisions

Participants direct the investment of their contributions into various investment options offered by the Plan. In 2012, the Plan offered twelve target allocation funds through a group annuity contract, sixteen mutual funds, a Company stock fund, a self-directed brokerage window program and a fixed income fund as investment options for participants. Effective July 21, 2010, the Company stock fund changed from a unitized stock fund to an individual share accounting fund. No new contributions, loan repayments, or transfers can be made to the Company stock fund on or after March 22, 2010.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, matching/profit sharing contribution and investment earnings/losses, and is also charged with an annual fee for administrative expenses taken proportionately on a quarterly basis from each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Notes Receivable from Participants

Actively employed participants may borrow from their fund accounts, in $100 increments, a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 or (ii) 50% of their vested account balance (minus any outstanding loans). The loans are collateralized by the balance in the participant’s account. Interest on the loan is equal to the prime rate at the beginning of the calendar quarter during which the loan is issued plus one percent. The interest rates for all outstanding loans ranged from four and one quarter to eleven percent as of December 31, 2012 and 2011. Principal and interest is paid over a range of one to five years for loans other than to purchase a principal residence and one to fifteen years for residential loans. Active participants whose loan is deemed distributed are not permitted to participate in the Plan for 6 months from the date of the deemed distribution. However, an active participant is permitted to transfer account balances among investment funds (except to the Company stock fund).

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Payment of Benefits

Upon termination of service, including due to death, disability, or retirement, the normal form of benefit is a single sum cash payment (except for the MONY Life Retirement Plan for Field Underwriters (“FURP”) subaccounts, in which the normal form of benefit for single individuals is a straight life annuity and for married individuals (as defined under Federal law) is a qualified joint and survivor annuity). Additional forms of distribution available for participants include systematic withdrawal payments or the purchase of an annuity. Required minimum distributions as required by the Code are also paid, as necessary.

Effective January 1, 2011, a participant who is not an active participant (regardless of whether the participant has “retired directly from service” within the meaning of the AXA Equitable Retirement Plan (the “Retirement Plan”) or the MONY Life Retirement Income Security Plan (“RISPE”) for Employees or is Disabled) may elect, to make partial lump sum withdrawals from his or her Plan accounts.

Vesting

Participants are vested immediately in their own contributions plus actual earnings, if any, thereon. Employer matching contributions and profit sharing contributions are vested upon completion of three years of service. Participants also become 100% vested upon reaching normal retirement age, or becoming disabled, or dying while in service, or if AXA Equitable terminates the Plan or discontinues all employer contributions.

Effective January 3, 2011, any service performed for AXA Rosenberg Investment Management LLC and its affiliates up through and including January 2, 2011, by an individual who was employed by AXA Rosenberg Investment Management LLC immediately prior to January 3, 2011 and who became an employee, financial professional or manager of AXA Equitable and its related employers on January 3, 2011, will be treated as service for purposes of participation and vesting.

In addition, certain participants whose employment was terminated effective July 1, 2012 due to an outsourcing transaction became fully vested in their account balances.

AXA LM participants are fully vested in their retirement program contributions.

Forfeited Accounts

Upon termination of service, other than due to death or disability (as described above), a participant will forfeit the non-vested portion of his or her account balance. Forfeitures will be used to pay for administrative expenses (see Note 7) or to reduce employer matching contributions or profit sharing contributions. The balance in the forfeiture account totaled $1,461,565 and $863,311 at December 31, 2012 and 2011, respectively. During 2012, $1,973,181 from the forfeiture account was used to pay for administrative expenses.

Plan Expenses and Administration

The Plan has an administrative agreement with Hewitt, effective March 21, 2011, for the recordkeeping and administration of the Plan. The Plan reimburses AXA Equitable for administrative services paid on the Plan’s behalf (see Note 7).

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF ACCOUNTING POLICIES

Use of Estimates and Basis of Accounting

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles (“US GAAP”) which requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements reflect all adjustments, if any, necessary in the opinion of management for a fair presentation of the net assets available for Plan benefits and changes therein for the periods presented.

Accounting Changes

In May 2011, the FASB amended its guidance on fair value measurements and disclosure requirements to enhance the comparability between US GAAP and IFRS. The amendments address specific considerations about fair value measurements and require expanded disclosures, including quantitative information about the unobservable inputs used in Level 3 fair value measurements, qualitative discussion of the sensitivities of these measurements to changes in the underlying inputs, and categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. These amendments are effective for reporting periods beginning after December 15, 2011 with early adoption prohibited. Except for compliance with the additional disclosures imposed by this new guidance, adoption is not expected to have a material impact on the Plan financial statements.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. A description of the valuation methodologies used for assets measured at fair value is described in Note 4, Fair Value Disclosures. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Net appreciation/(depreciation) includes the Plan’s unrealized and realized gains and losses on investments bought and sold as well as held during the year.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF ACCOUNTING POLICIES (continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The fair value of the investments is monitored and fluctuations in value are recorded as an unrealized gain or loss, as necessary, depending on whether the value of the investments has increased or decreased. When an investment is sold the change in value from the date acquired is recognized as a realized gain or loss.

Payment of Benefits

Benefits are recorded when paid.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2012	2011
SSGA S&P 500 INDEX NON-LENDING CL A, 6,043,865 shares and 6,536,243 shares, respectively	$151,670,795	$141,372,393
Blackrock Equity Index Fund, 7,600,357 and 7,886,707 units, respectively	96,143,337	85,999,866
Guaranteed Investment Contracts (“GIC”) (Note 6):
AIG Financial Products Co. (a)	—	100,923,063
American General Life (a)	97,666,724	—
NATIXIS Financial Products (a)	150,979,506	156,060,417
JP Morgan Chase (a)	131,594,274	211,209,593
State St. Bank & Trust Co. Boston (a)	151,003,040	156,073,172

(a)	GICs are presented on a fair value basis (see Note 6).

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value by $146,675,766, as follows:

Common stock	$22,824,349
Mutual funds	123,851,417

Total appreciation	$146,675,766

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3	Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level that is significant to the fair value measurement. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2012 and 2011.

Bonds

Bonds valued at the closing price reported in the active market in which the individual security is traded generally would be categorized as Level 1. When quoted prices in active markets are not available, the Plan estimates fair value based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques. For bonds with reasonable price transparency, the significant inputs to these valuation methodologies either are observable in the market or can be derived principally from or corroborated by observable market data and are generally Level 2. When the volume or level of activity results in little or no price transparency, significant inputs no longer can be supported by reference to market observable data but instead must be based on management’s estimation and judgment and are generally Level 3.

Common stock

Common Stock valued based on the last sale price traded in an active market generally would be classified as Level 1. Securities with quoted prices in markets that were not active are considered Level 2.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Mutual funds, including target allocation funds

Mutual funds valued at the closing net asset value of shares held by the Plan are classified as Level 1. When quoted prices in active markets are not available these securities are generally considered either Level 2 or 3 depending on the availability and observability of the inputs most significant to the measurement of fair value.

GIC wrappers

The fair value of the GIC wrappers contracts for synthetic guaranteed investment contracts is determined using the replacement cost methodology that incorporates various inputs including the difference between market rate for wrap fees and the actual wrap fees currently charged. GIC wrappers are classified as Level 3.

Short-term investments

Short-term investments primarily consist of corporate bonds with maturities of one year or less from the reporting date. The fair values of these securities and their levels within the fair value hierarchy are determined in the same manner as bonds.

The methodologies used to measure the fair values of the Plan’s investments may produce amounts that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those applied by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2		Level 3		Total
Assets
Bonds:
Corporate	$—	$130,415,603		$—	(2)	$130,415,603
US Treasury, government and agency	—	324,353,143		—		324,353,143
Foreign governments	—	909,994		—		909,994
Commercial mortgage - backed	—	40,008,637		724,120	(2)	40,732,757
Residential mortgage - backed (1)	—	26,407,438		—		26,407,438
Asset-backed	—	52,275,208		1,582,837	(2)	53,858,045
Common stock:
Finance	—	74,043,517		—		74,043,517
Mutual funds:
Index	41,555,831	338,663,126	(3)	—		380,218,957
Balanced	53,300,916	—		—		53,300,916
Growth	302,578,179	27,198,614	(3)	—		329,776,793
Fixed income	101,424,172	22,153,702	(3)	—		123,577,874
Other	69,277,203	—		—		69,277,203
GIC Wrappers	—	—		564,733		564,733
Short-term investments	1,725,262	14,933,540		—		16,658,802

Total assets	$569,861,563	$1,051,362,522		$2,871,690		$1,624,095,775

(1)	Includes publicly traded agency pass-through securities.
(2)	Includes primarily investment grade bonds (non AAA rated) of U.S. issuers from diverse industries.
(3)	Includes private mutual funds – non-exchange traded.

Except for the company stock fund, SSGA S&P 500 Index Non-Lending CL A, and the Synthetic GIC Contracts further segregated in footnote 3, there are no significant concentrations within or across the categories of invested assets.

In 2012, bonds with fair value of $16,574,643 were transferred out of Level 3 and into Level 2 primarily due to change in pricing sources. These transfers in the aggregate represent approximately 1% of total assets at December 31, 2012. In addition, index mutual funds with fair value of $64,921,700 were transferred out of Level 1 and into Level 2. These transfers in the aggregate represent approximately 4% of total assets at December 31, 2012. All transfers between levels of the fair value hierarchy are recognized at the beginning of the calendar quarter in which the actual date of transfer occurred.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2		Level 3		Total
Assets
Bonds:
Corporate	$—	$133,017,909		$1,181,748		$134,199,657
US Treasury, government and agency	—	369,940,407		17,000,214		386,940,621
Commercial mortgage - backed	—	17,379,315		3,178,218	(2)	20,557,533
Residential mortgage - backed (1)	—	26,121,098		—		26,121,098
Asset-backed	—	—		39,981,964	(2)	39,981,964
Common stock:
Finance	—	58,736,900		—		58,736,900
Mutual funds:
Index	214,946,854	252,506,452	(3)	—		467,453,306
Balanced	47,804,298	—		—		47,804,298
Growth	85,713,076	103,351,512	(3)	—		189,064,588
Fixed income	102,154,559	—		—		102,154,559
Other	50,296,657	—		—		50,296,657
GIC Wrappers	—	—		1,002,126		1,002,126
Short-term investments	1,466,697	10,623,341		151,987	(4)	12,242,025

Total assets	$502,382,141	$971,676,934		$62,496,257		$1,536,555,332

(1)	Includes publicly traded agency pass-through securities.
(2)	Includes primarily investment grade bonds (non AAA rated) of U.S. issuers from diverse industries.
(3)	Includes private mutual funds – non-exchange traded.
(4)	Includes Broker priced securities.

Except for the company stock fund, SSGA S&P 500 Index Non-Lending CLA, and the Synthetic GIC Contracts further segregated in footnote 3, there are no significant concentrations within or across the categories of invested assets.

In 2011, bonds with fair value of $24,327,448 respectively were transferred out of Level 2 and into Level 3 primarily due to change in pricing sources. These transfers in the aggregate represent approximately 1.6% of total assets at December 31, 2011.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

The table below presents reconciliation for Level 3 assets for the 2012 Plan year, January 1, 2012 to December 31, 2012:

	GIC Wrappers	Bonds: Commercial mortgage backed bonds	Bonds: Asset backed bonds
Balance, January 1, 2012	$1,002,126	$3,178,218	$39,981,964
Total gains/(losses), realized and unrealized included in changes in net assets available for benefits	(437,393)	52,652	77,087
Purchases	—	—	1,156,239
Sales	—	(89,582)	(6,360,388)
Settlements	—	(984,661)	(18,129,929)
Transfers out of Level 3	—	(1,432,507)	(15,142,136)

Balance, December 31, 2012	$564,733	$724,120	$1,582,837

The amount of total (losses)/gains for the period included in changes in net assets attributable to the change in unrealized (losses)/gains relating to assets still held at December 31, 2012	$(437,393)	$56,062	$210,100

	Bonds: Corporate	Bonds: US Treasury,gov’t and agency	Short-term Investments
Balance, January 1, 2012	$1,181,748	$17,000,214	$151,987
Total gains/(losses), realized and unrealized included in changes in net assets available for benefits	18,252	(183,161)	(1,005)
Purchases	—	—	343,346
Sales	(1,200,000)	(16,817,053)	—
Settlements	—	—	(150,981)
Transfers out of Level 3	—	—	(343,347)

Balance, December 31, 2012	$—	$—	$—

The amount of total (losses)/gains for the period included in changes in net assets attributable to the change in unrealized (losses)/gains relating to assets still held at December 31, 2012	$16,152	$(31,414)	$—

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

The following table discloses quantitative information about Level 3 fair value measurements by category for assets and liabilities as of December 31, 2012.

Quantitative Information about Level 3 Fair Value Measurements

December 31, 2012

	Fair Value	Valuation Technique	Significant Unobservable Input	Range
Assets:
Investments:
GIC Wrappers	$564,733	Discounted Cash Flow	Discount Rate Wrap Fee Rate	2.19%-2.24% 14%-19%

Approximately $2.3 million Level 3 fair value measurements of investments for which the underlying quantitative inputs are not developed by AXA Financial Group are not reasonably available. The fair value measurements of these Level 3 investments comprise approximately 80.3% of total assets classified as Level 3 and represent only 0.14% of total investments measured at fair value on a recurring basis. These investments primarily consist of certain commercial mortgage backed and asset-backed instruments and their fair values generally reflect unadjusted prices obtained from independent valuation service providers and indicative, non-binding quotes obtained from third-party broker-dealers recognized as market participants. Significant increases or decreases in the fair value amounts received from these pricing sources may result in AXA Financial Group’s reporting significantly higher or lower fair value measurements for these Level 3 investments.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2012	2011
Company stock fund (1)
Net assets
Common stock	$74,043,517	$58,736,900
Receivables	—	11,612

	$74,043,517	$58,748,512

Changes in net assets
Net appreciation	22,824,349
Benefits paid to participants	(2,837,678)
Expenses	—
Net transfers from participant-directed investments	(4,691,666)

	$15,295,005

(1)	No new contributions, loan repayments, or transfers are permitted to the company stock fund on or after March 22, 2010.

6.	GUARANTEED INVESTMENT CONTRACTS

The Plan has entered into various benefit-responsive Synthetic GICs with various insurance companies and other financial institutions (“Issuers” or “Issuer”) under the fixed income fund investment option (the “Fund”) as indicated in the tables below.

Synthetic GIC

A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Plan purchases a wrapper contract from a financial services institution with the intent of maintaining a stable contract value. The fair value of a Synthetic GIC equals that total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

A Synthetic GIC provides for a variable crediting rate, which typically resets at least quarterly, and the Issuer of the wrap contract provides assurance those future adjustments to the crediting rate cannot result in a crediting rate of less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

The terms of the contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each Issuer. Contract termination also may occur by either party upon election and notice.

A Synthetic GIC generally imposes conditions on both the Plan and the Issuer which can result in terminations in the event of default by the Plan or the Issuer. An Issuer may terminate a contract if the appointed Investment Manager’s investment management authority over the contract is limited or terminated, as well as if all of the terms of the contract fail to be met (i.e., a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement). In the event that the market value of the covered assets is below their contract value at the time of such termination by the Issuer, the terminating Issuer would not be required to make a payment to the Plan. The Plan may terminate and replace a contract in various circumstances, including where there is a default by the Issuer. Instances where the Issuer may be in default, include but are not limited to, the following: Issuer breach of material obligation under the investment contract; a material misrepresentation; decline in the Issuer’s long term credit rating below a threshold set forth in the contract; acquisition or reorganization of the Issuer wherein the successor Issuer does not satisfy the investment or credit guidelines applicable to the Issuer. In the event that the market value of the covered assets is below their contract value at the time of such termination by the Plan, the Plan may elect to keep the contract in place until such time as the market value of the covered assets is equal to their contract value. The Plan may be unable to maintain a stable contract value if the Plan is unable to promptly find a replacement Synthetic GIC with comparable terms following termination of a Synthetic GIC contract. The Plan will attempt to assess the credit quality of Issuers, but there is no guarantee as to the financial condition of an Issuer. Synthetic GICs are nontransferable, have no trading market and there are a limited number of Issuers.

The average yield for the Synthetic GICs based on actual earnings was 1.73% and 2.02% in 2012 and 2011, respectively. The average yield for Synthetic GIC based on the interest rate credited to participants was 1.93% and 2.37% in 2012 and 2011, respectively.

As described in Note 2, because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Synthetic GICs purchased by the Plan are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the GICs limit the ability of the Plan to transact at contract value with the Issuers upon the occurrence of certain events.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions;

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the Issuer;

•	Complete or partial termination of the Plan;

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow;

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor;

•

Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the Fund;

•	Exclusion of a group of previously eligible employees from eligibility in the Plan;

•	Any early retirement program, group termination, group layoff, facility closing, or similar program;

•	Any transfer of assets from the Fund directly to a competing option.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract Issuer or otherwise.

Guaranteed Investment Contracts are summarized as follows:

	December 31, 2012
	Major Credit Rating (1)	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value
Synthetic GICs
JP Morgan Chase, #AXA-2-07	A+	$131,594,274	$347,183	$(5,694,053)
State St Bk & Tr Co Boston, #107007	AA-	151,003,040	217,550	(6,353,026)
NATIXIS Financial Products, #1910-02	A	150,979,506		(6,134,520)
Prudential Ins Co America, #63048	AA-	61,399,287		(2,494,742)
American General Life, #931942	A+	97,666,724		(3,968,343)

Total Guaranteed Investment Contracts		$592,642,831	$564,733	$(24,644,684)

(1)	Major Credit Ratings are unaudited.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

	December 31, 2011
	Major Credit Rating (1)	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value
Synthetic GICs
AIG Financial Products Co., #931942	A-	$100,923,063	$—	$(4,009,251)
NATIXIS Financial Products, #1910-02	A+	156,060,417	—	(6,199,628)
JP Morgan Chase, #AXA-2-07	AA-	211,209,593	784,537	(9,175,010)
State St Bk & Tr Co Boston, #107007	AA-	156,073,172	217,589	(6,417,723)

Total Guaranteed Investment Contracts		$624,266,245	$1,002,126	$(25,801,612)

(1)	Major Credit Ratings are unaudited.

7.	RELATED-PARTY TRANSACTIONS

Effective March 21, 2011, Hewitt is the record keeper and effective March 24, 2011 Northern Trust is the custodian trustee and disbursement agent, Fidelity however remains as the custodian for the GIC investments. The Plan invests in a fixed income fund managed by Fidelity. Certain Plan investments are managed by AXA Equitable and AllianceBernstein L.P., parties-in-interest. AllianceBernstein L.P. is an affiliate of AXA Equitable. Administrative service fees paid by the Plan directly to AllianceBernstein L.P., Hewitt, Fidelity and Northern Trust were $390,978, $1,252,739, $284,292 and $249,329 respectively, during the year ended December 31, 2012.

The Plan incurred expenses in the amount of $1,621,933, including $449,917 and $289,748 of accrued expenses at December 31, 2012 and 2011, respectively, for administrative services paid by AXA Equitable on the Plan’s behalf.

The Plan also invests in common stock issued by AXA, S.A., the parent of AXA Equitable, which are evidenced by American Depository Receipts (“ADRs”). The AXA S.A. ADRs held by participants were valued at $74,043,517 and $58,736,900 at December 31, 2012 and 2011, respectively. During the year ended December 31, 2012, the Plan received sales proceeds totaling $7,767,527 of AXA, S.A ADRs. The Plan received $2,648,812 in dividend income from the AXA ADR Stock Fund during the year ended December 31, 2012 from AXA, S.A. ADRs held.

The Plan administrator and the Plan’s counsel believe that the Plan’s transactions with related parties are permitted by the U.S. Department of Labor’s prohibited transaction exemptions.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

8.	FUNDING POLICY

Prior to February 12, 2012, AXA Equitable made a matching contribution on a dollar for dollar basis of up to 3% of the participant’s annual eligible compensation (see Note 1) contributed to the Plan on a 401(k) before-tax or Roth 401(k) basis.

For pay periods starting on or after February 12, 2012, AXA Equitable and certain of its participating affiliates ceased making any matching contributions and instead may make discretionary annual profit sharing contributions, based on the applicable participating entity reaching certain performance goals for the applicable year.

The following describe the terms of the annual discretionary profit sharing contribution: (i) the applicable performance goals and results will be determined each year by the applicable participating entity; (ii) subject to tax law limits, the percentage of any profit-sharing contribution for a year will range from 0% up to 4%, as determined each year by the applicable participating entity in its sole discretion; (iii) to be eligible for any profit-sharing contribution for a year, a participant must be employed by AXA Equitable or any of its affiliates or subsidiaries on the last day of that year. However, if during that year, such participant: (a) retires directly from service for purposes of the Retirement Plan or RISPE, as applicable, (b) dies or becomes disabled while in service with AXA Equitable or any of its affiliates or subsidiaries or (c) is job eliminated by AXA Equitable or any of its affiliates or subsidiaries, such participant’s account will be credited with a profit-sharing contribution (if one is made) based on his or her eligible compensation from the applicable participating entity during that year prior to the date he or she retires, dies, becomes disabled or is job eliminated, as applicable. Any profit-sharing contribution for a year will be made no later than March 15 of the next year.

Participants are able to contribute up to 100% of their annual eligible compensation (see Note 1) on a combined 401(k) before-tax, Roth 401(k) or after-tax basis (Puerto Rican participants cannot make Roth 401(k) contributions). In addition, AXA Equitable will absorb Plan administration costs beyond the value of the forfeiture account. The Plan is not subject to ERISA’s minimum funding requirements.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, AXA Equitable has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, assets will be distributed to participants in accordance with the provisions of the Plan.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

10.	PLAN AMENDMENTS

The following represents the material amendments made to the Plan for the 2012 Plan year:

Effective September 6, 2012, the Plan was amended to extend certain hardship withdrawals to participants’ primary beneficiaries. In addition, the Plan was amended effective October 26, 2012 to provide for special hardship withdrawal provisions for the victims of Hurricane Sandy.

For pay periods starting on or after February 12, 2012, AXA Equitable and certain of its participating affiliates ceased making any matching contributions and instead may make discretionary annual profit sharing contributions, based on the applicable participating entity reaching certain performance goals for the applicable year (see more details in Section 8 above).

Effective January 31, 2012, the Plan was amended to accept the merger and transfer of all AXA LM Plan assets and liabilities.

Effective January 1, 2011, the Plan was amended to comply with the tax qualification provisions of the Puerto Rican tax code and to provide for dual qualification. A determination letter application was submitted to the Puerto Rican hacienda in

December 2012.

11.	TAX STATUS

The Internal Revenue Service has determined and informed AXA Equitable by a letter, dated April 11, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. A determination letter application was filed in January, 2012 and is pending. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan has analyzed the tax positions taken, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

The Plan recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. There were no interest and penalties included in the Plan’s financial statements.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

12.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2012 and 2011, respectively:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$1,622,384,050	$1,535,290,044
Difference between contract value and fair value of Synthetic GICs	24,644,684	25,801,612

Net assets available for benefits per the Form 5500	$1,647,028,734	$1,561,091,656

The following is a reconciliation of investment loss per the financial statements to Form 5500 for the year ended December 31, 2012:

Net investment gain per the financial statements	$171,173,521
Add: Net change in difference between contract value and fair value of Synthetic GICs during the year	(1,156,928)

Investment gain per the Form 5500	$170,016,593

13.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

14.	SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 28, 2012, the date the financial statements were available to be issued and found no reportable events.

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Asset-backed bonds
***	ALLYA 2011-1 A3	1/15/2015, 1.38%, $443,676	**	$445,378
***	ALLYA 2011-2 A3	4/15/2015, 1.18%, $448,606	**	450,345
***	ALLYA 2012-1 A2	9/15/2014, 0.71%, $451,505	**	452,301
***	ALLYA 2012-2 A3	4/15/2016, 0.74%, $590,000	**	592,699
***	ALLYL 2012-SN1 A3	8/20/2015, 0.57%, $830,000	**	830,483
***	AMXCA 2012-2 A	3/15/2018, 0.68%, $2,970,000	**	2,980,762
***	AMXCA 2012-5 A	5/15/2018, 0.59%, $2,900,000	**	2,900,975
***	BMWLT 2011-1 A3	2/20/2014, 1.06%, $470,475	**	471,419
***	BMWOT 2011-A A3	8/25/2015, 0.76%, $570,000	**	571,986
***	BMWLT 2012-1 A3	2/20/2015, 1.02%, $650,000	**	652,413
***	BAAT 2012-1 A3	6/15/2016, 0.78%, $850,000	**	854,246
***	BOIT 2003-A8 A8	5/16/2016, 0.45%, $600,000	**	601,028
***	CARMX 2012-3 A3	7/17/2017, 0.52%, $460,000	**	459,958
***	CHAIT 2012-A3	6/15/2017, 0.79%, $3,000,000	**	3,020,369
***	CHAIT 2012-A5	8/15/2017, 0.59%, $2,900,000	**	2,903,825
***	CHAIT 2012-A8	10/16/2017, 0.54%, $4,000,000	**	3,995,840
***	CCCIT 2008-A5	4/22/2015, 4.85%, $1,460,000	**	1,494,289
***	CCCIT 2009-A4	6/23/2016, 4.90%, $670,000	**	714,763
***	CCCIT 2012-A1	10/7/2017, 0.55%, $1,680,000	**	1,680,840
***	DCENT 2012-A1	8/15/2017, 0.81%, $1,380,000	**	1,390,959
***	DCENT 2012-A3	11/15/2017, 0.86%, $2,430,000	**	2,446,844
***	FORDO 2009-C A4	11/15/2014, 4.43%, $288,100	**	292,971
***	FORDO 2011-A A3	1/15/2015, 0.97%, $263,227	**	263,937
***	FORDL 2011-A A3	7/15/2014, 1.03%, $1,110,000	**	1,112,761
***	FORDO 2011-B A3	6/15/2015, 0.84%, $481,103	**	482,514
***	FORD 2 11-B ABS	10/15/2014, 1.05%, $980,000	**	985,310
***	FORDO 2012-A A2	9/15/2014, 0.62%, $256,345	**	256,543
***	FORDL 2012-A A3	1/15/2015, 0.85%, $390,000	**	391,871
***	FORDO 2012-B A3	12/15/2016, 1.01%, $900,000	**	903,420
***	FORDL 2012-B A2	11/15/2014, 0.54%, $290,000	**	290,235
***	FORDL 2012-B A3	9/15/2015, 0.86%, $700,000	**	700,838
***	FORDO 2012-D A3	4/15/2017, 0.51%, $720,000	**	719,865
***	GEMNT 2012-1 A	1/15/2018, 1.03%, $1,150,000	**	1,162,322
***	GEMNT 2012-5 A	6/15/2018, 0.97%, $2,950,000	**	2,978,131
***	HAROT 2010-1 A4	5/23/2016, 1.98%, $242,512	**	243,597
***	HAROT 2010-3 A3	4/21/2014, 0.70%, $379,058	**	379,462
***	HAROT 2012-2 A3	2/16/2016, 0.70%, $740,000	**	744,238
***	HAROT 2011-1 A4	4/17/2017, 1.80%, $330,000	**	335,884
***	HAROT 2012-1 A3	1/15/2016, 0.77%, $390,000	**	391,962
***	HAROT 2011-2 A3	3/18/2015, 0.94%, $655,260	**	657,899
***	HART 2011-A A3	4/15/2015, 1.16%, $326,950	**	328,388
***	HART 2012-B A3	9/15/2016, 0.62%, $850,000	**	852,584
***	HART 09-A A4	3/15/2016, 3.15%, $78,974	**	80,354
***	MVCOT 2006-2A A	10/20/2028, 5.36%, $59,900	**	60,125
***	MVCOT 2006-2A B	10/20/2028, 5.44%, $17,598	**	17,654
***	MVCOT 2006-2A C	10/20/2028, 5.69%, $7,999	**	8,022
***	MBALT 2012-A A3	11/17/2014, 0.88%, $590,000	**	592,620
***	MBART 2011-1 A3	3/16/2015, 0.85%, $747,782	**	749,812
***	NALT 2010-B A4	10/15/2016, 1.27%, $290,000	**	291,000
***	NALT 2 11-A ABS	8/15/2014, 1.04%, $700,000	**	702,531
***	NALT 2011-B A3	2/16/2015, 0.92%, $470,000	**	472,085
***	NAROT 2011-B A3	2/16/2016, 0.95%, $450,000	**	453,341

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Asset-backed bonds (continued)
***	NAROT 2011-A A3	2/16/2015, 1.18%, $530,000	**	$532,722
***	NEF 2005-1 A5	10/30/2045, 1.19%, $273,980	**	266,840
***	SLMA 2012-7 A2	9/25/2019, 0.48%, $1,157,000	**	1,156,261
***	SVOVM 2005-A	2/20/2021, 5.25%, $734,486	**	73,935
***	VALET 2011-1 A3	6/22/2015, 1.22%, $1,508,914	**	1,516,931
***	VWALT 2010-A A4	10/20/2015, 1.18%, $200,000	**	200,297
***	VWALT 2011-A A2	2/20/2014, 1%, $159,213	**	159,435
***	VALET 2012-1 A2	10/20/2014, 0.61%, $419,104	**	419,579
***	WOART 2012-A A3	2/15/2017, 0.64%, $780,000	**	781,968
***	WOART 2011-A A3	10/15/2014, 1.49%, $520,000	**	523,114
***	WOLS 2012-A A3	11/16/2015, 0.93%, $410,000	**	412,965

	Total asset-backed bonds			53,858,045

	Commercial mortgage-backed bonds
***	BACM 2005-3 A2 CSTR	7/10/2043, 4.50% , $194,606	**	195,724
***	BSCMS 05-T18 A4 4	2/13/2042, 4.93% , $900,000	**	975,707
***	BSCMS 05-PWR8 A4	6/11/2041, 4.67% , $620,000	**	674,386
***	BSCMS 2005-PWR9 X2 CSTR	9/11/2042, 0.36% , $13,970,694	**	47,390
***	COMM 2012-CR5 A1	12/10/2045, 0.67% , $440,000	**	440,247
***	COMM 2012-CR1 A1	5/15/2045, 1.11% , $233,669	**	236,027
***	COMM 2012-CR1 A2	5/15/2045, 2.35% , $500,000	**	527,039
***	CGCMT 2006-C5 A4	10/15/2049, 5.43% , $520,000	**	598,963
***	COMM 2006-C8 A4	12/10/2046, 5.30% , $760,000	**	876,498
***	COMM 2006-CN2A A2	2/5/2019, 5.44% , $617,477	**	622,784
***	CSFB 2003-C4 A4	8/15/2036, 5.13% , $496,115	**	504,120
***	DBUBS 2011-LC3A A1	8/10/2044, 2.23% , $138,890	**	142,723
***	FNR 2011-88 AB	9/25/2026, 2.50% , $457,851	**	472,823
***	FNR 2012-15 FP	6/25/2040, 0.58% , $1,079,826	**	1,084,380
***	FNR 2012-94 E	6/25/2022, 3% , $438,638	**	461,790
***	FHR 3763 QA	4/15/2034, 4% , $568,976	**	613,369
***	FHR 3820 DA	11/15/2035, 4% , $489,834	**	539,245
***	FHR 3943 EF	2/15/2026, 0.45% , $671,551	**	672,924
***	FHR 4046 LA	11/15/2026, 3% , $2,696,661	**	2,869,980
***	FNR 2003-74 PG	8/25/2018, 4.50% , $301,670	**	322,655
***	FNR 2005-90 FC	10/25/2035, 0.45% , $396,638	**	396,999
***	FSPC T-59 1A3	10/25/2043, 7.50% , $51,948	**	59,932
***	FNR 2005-106 UF	11/25/2035, 0.50% , $387,298	**	388,369
***	FHR 2866 XE	12/15/2018, 4% , $297,556	**	307,821
***	FHR 3102 FD	1/15/2036, 0.50% , $1,151,943	**	1,155,249
***	FHR 3117 JF	2/15/2036, 0.50% , $454,606	**	455,706
***	FNR 2008-29 BG	12/25/2035, 4.70% , $267,919	**	284,943
***	FNR 2011-23 AB	6/25/2020, 2.75% , $338,800	**	351,149
***	FHR 3560 LA	8/15/2014, 2% , $67,423	**	67,577
***	FHR 3573 LC	8/15/2014, 1.85% , $233,186	**	234,817
***	FNR 2010-123 DL	11/25/2025, 3.50% , $302,453	**	317,687
***	FHR 3741 HD	11/15/2039, 3% , $428,896	**	450,774
***	FNR 2010-135 DE	4/25/2024, 2.25% , $572,794	**	583,701
***	FNR 2010-143 B	12/25/2025, 3.50% , $471,614	**	499,808
***	GMACC 2004-C2 A4	8/10/2038, 5.30% , $610,000	**	649,581
***	GMACC 2003-C2 A2	5/10/2040, 5.44% , $299,928	**	305,726
***	GSMS 2011-GC5 A1	8/10/2044, 1.46% , $426,482	**	432,417

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Commercial mortgage-backed bonds (continued)
***	GSMS 2012-GC6 A1	1/10/2045, 1.28% , $193,430	**	$195,492
***	GSMS 04-GG2 A6 CSTR	8/10/2038, 5.39% , $660,000	**	700,358
***	GSMS 2005-GG4 A3	7/10/2039, 4.60% , $13,399	**	13,520
***	GSMS 2006-GG6 A2	4/10/2038, 5.50% , $140,710	**	145,814
***	GSMS 2006-GG8 A2	11/10/2039, 5.47% , $410,383	**	419,052
***	GECMC 2006-C1 A4	3/10/2044, 5.29% , $820,000	**	923,572
***	GNR 2000-35 F	12/16/2025, 0.75% , $14,172	**	14,306
***	GNR 2010-99 PT	8/20/2033, 3.50% , $319,588	**	330,472
***	GNR 2010-112 PM	9/20/2033, 3.25% , $269,704	**	277,801
***	CFGNR 2011	4/20/2037, 3% , $390,760	**	402,034
***	GNR 2012-149 MF	12/20/2042, 0.48% , $1,917,433	**	1,920,117
***	G2SF 12-149 LF	12/20/2042, 0.48% , $790,000	**	790,982
***	JPMCC 03-CB7 A4 CSTR	1/12/2038, 4.87% , $223,522	**	230,353
***	JPMCC 2003-C1 A2	1/12/2037, 4.98% , $59,168	**	59,415
***	JPMCC 2005-LDP2 A3	7/15/2042, 4.69% , $343,110	**	345,658
***	JPMCC 2005-LDP5 A2	12/15/2044, 5.19% , $292,530	**	296,359
***	JPMCC 2007-LDPX A	1/15/2049, 5.30% , $161,011	**	162,482
***	JPMCC 2007-LD11 A2 CSTR	6/15/2049, 5.79% , $310,532	**	321,840
***	JPMCC 2012-C6 A2	5/15/2045, 2.20% , $590,000	**	617,033
***	JPMCC 2012-LC9 A1	12/15/2047, 0.66% , $910,000	**	909,870
***	LBUBS 2006-C6 A4	9/15/2039, 5.37% , $210,000	**	242,034
***	LBUBS 2003-C3 A4	5/15/2032, 4.16% , $127,322	**	128,190
***	LBUBS 2004-C8 4.7	12/15/2029, 4.79% , $596,245	**	630,410
***	LBUBS 2007-C6 A2	7/15/2040, 5.84% , $176,936	**	181,804
***	LBMT 1991-2 A3	1/20/2017, 8.53% , $100,585	**	101,336
***	MRFC 2000-TBC2 A1	6/15/2030, 0.68% , $46,377	**	45,826
***	MLMT 2004-KEY2 A2	8/12/2039, 4.16% , $7,608	**	7,648
***	MLMT 2005-MKB2 XP CSTR	9/12/2042, 0.24% , $1,884,321	**	1,454
***	MLCFC 2006-3 A4	7/12/2046, 5.41% , $2,222,000	**	2,562,155
***	MSC 03-IQ4 A2	5/15/2040, 4.07% , $97,750	**	98,421
***	MSC 03-T11 A4	6/13/2041, 5.15% , $228,159	**	232,162
***	MSBAM 2012-C5 A1	8/15/2045, 0.91% , $573,078	**	576,567
***	MSBAM 2012-C5 A2	8/15/2045, 1.97% , $1,000,000	**	1,038,467
***	UBSBB 2012-C2 A1	5/10/2063, 1.00% , $538,798	**	543,836
***	UBSCM 2012-C1 A1	5/10/2045, 1.03% , $332,119	**	335,199
***	UBSCM 2012-C1 A2	5/10/2045, 2.18% , $510,000	**	533,555
***	UBSBB 2012-C4 A1	12/10/2045, 0.67% , $380,000	**	379,843
***	WFRBS 2011-C5 A1	11/15/2044, 1.45% , $167,045	**	169,765
***	WFRBS 2012-C8 A1	8/15/2045, 0.86% , $325,902	**	327,608
***	WFRBS 2012-C8 A2	8/15/2045, 1.88% , $560,000	**	578,214
***	WBCMT 05-C16 APB	10/15/2041, 4.69% , $238,023	**	243,849
***	WBCMT 2003-C9 A4	12/15/2035, 5.01% , $695,661	**	717,315
***	WBCMT 2006-C23 A5 CSTR	1/15/2045, 5.41% , $1,060,000	**	1,203,455
***	WBCMT 2006-C25 A5	5/15/2043, 5.73% , $290,000	**	335,472
***	WBCMT 2007-C30 XP CSTR	12/15/2043, 0.47% , $16,633,322	**	104,733
***	WBCMT 2007-C31A A	4/15/2047, 5.42% , $499,388	**	515,879

	Total commercial mortgage-backed bonds			40,732,757

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate bonds
***	AT&T INC	5/15/2016, 2.95%, $620,000	**	$658,575
***	AT&T INC	8/15/2016, 2.40%, $615,000	**	647,194
***	ABBEY NATL	11/10/2014, 3.87%, $1,350,000	**	1,408,182
***	ABBVIE INC	11/6/2017, 1.75%, $1,027,000	**	1,040,433
***	AETNA INC	11/15/2017, 1.50%, $74,000	**	74,289
***	ALTRIA GROUP	9/11/2015, 4.12%, $650,000	**	713,679
***	AMERICAN EXP	11/13/2015, 0.87%, $600,000	**	600,194
***	AMERICAN EX	9/15/2015, 2.75%, $925,000	**	977,167
***	AMERICAN EX MTN	9/19/2016, 2.80%, $975,000	**	1,039,037
***	AMER HONDA	9/21/2015, 2.50%, $640,000	**	671,790
***	AMERICAN HONDA	9/11/2017, 1.50%, $600,000	**	602,367
***	AIG INTL	9/15/2014, 4.25%, $610,000	**	650,207
***	AMERICAN INTL	3/22/2017, 3.80%, $455,000	**	497,062
***	AMERICAN INTL	3/20/2015, 3%, $300,000	**	314,660
***	ANHEUSER BUSCH	7/15/2017, 1.37%, $610,000	**	620,052
***	APACHE CORP	4/15/2017, 1.75%, $170,000	**	175,137
***	ANZ BK GRP	1/10/2014, 2.12%, $630,000	**	645,223
***	AUSTRALIA & NZ	10/6/2017, 1.87%, $600,000	**	614,921
***	BB&T CORP MTN	3/15/2016, 3.20%, $630,000	**	676,314
***	BG ENERGY	10/15/2016, 2.87%, $620,000	**	657,950
***	BP CAPITAL MARKET	3/11/2016, 3.20%, $630,000	**	678,032
***	BP CAPITAL MARKET	11/1/2016, 2.24%, $620,000	**	647,171
***	BANK AMER	4/1/2015, 4.50%, $750,000	**	807,830
***	BANK AMER FDG	9/1/2015, 3.70%, $1,720,000	**	1,839,355
***	BANK AMERICA CRP	10/9/2015, 1.50%, $1,210,000	**	1,220,171
***	BANK MONTREAL	1/11/2017, 2.50%, $620,000	**	657,027
***	BANK OF NY MTN	1/17/2017, 2.40%, $620,000	**	656,095
***	BANK OF NOVA SC	10/7/2015, 2.05%, $3,240,000	**	3,363,701
***	BK NOVA SCOTIA	12/18/2017, 1.37%, $1,090,000	**	1,091,633
***	BARCLAYS BANK	1/13/2014, 2.37%, $1,680,000	**	1,726,978
***	BERK HATH INC	1/31/2017, 1.90%, $620,000	**	645,648
***	BRIT COLMB PROV	5/18/2016, 2.10%, $1,650,000	**	1,737,505
***	BRITISH COLMB	4/25/2017, 1.20%, $3,560,000	**	3,630,541
***	CANADIAN IMP BK	10/1/2015, 0.90%, $504,000	**	507,265
***	CAPITAL ONE FIN	7/15/2014, 2.12%, $1,351,000	**	1,388,530
***	CAPITAL ONE FIN	3/23/2015, 2.15%, $610,000	**	626,181
***	CAPITAL ONE FIN CO	11/6/2015, 1%, $600,000	**	598,840
***	CHEVRON CORP	12/5/2017, 1.10%, $1,115,000	**	1,123,251
***	CITIGROUP	5/19/2015, 4.75%, $3,850,000	**	4,171,493
***	CITIGROUP	6/15/2016, 3.95%, $1,240,000	**	1,336,520
***	CITIGROUP	8/7/2015, 2.25%, $400,000	**	413,220
***	COMERICA INC	9/16/2015, 3%, $74,000	**	78,779
***	COMMONWEALTH NY	3/16/2015, 1.95%, $620,000	**	639,734
***	COMMONWETH MTN	9/17/2014, 2.90%, $3,180,000	**	3,337,937
***	COMWLTH EDISON	9/1/2016, 1.95%, $384,000	**	398,539
***	CMMONWLTH BK	3/19/2015, 3.50%, $650,000	**	693,591
***	RABOBNK NEDRLD MTN	10/13/2015, 2.12%, $1,019,000	**	1,056,319
***	RABOBANK NUTREC MTN	1/10/2014, 1.85%, $2,218,000	**	2,266,977
***	CREDIT SUIS NY MTN	3/23/2015, 3.50%, $750,000	**	798,005

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate Bonds (continued)
***	CREDIT SUISSE NY	1/14/2014, 2.20%, $1,858,000	**	$1,905,315
***	DAIMLER FINA NA	4/10/2015, 1.65%, $610,000	**	619,705
***	DAIMLER FIN NOR	7/31/2015, 1.30%, $990,000	**	1,001,033
***	DEUTSCHE BK AG	1/11/2016, 3.25%, $620,000	**	665,447
***	DISNEY (WALT)MTN	12/1/2017, 1.10%, $533,000	**	534,420
***	DOMINION RESOUR	9/1/2015, 2.25%, $1,038,000	**	1,083,268
***	DOMINION RES INC	8/15/2016, 1.95%, $424,000	**	438,739
***	EXPORT DEV CANADA	5/15/2014, 1.50%, $415,000	**	422,730
***	FIFTH THIRD	1/25/2016, 3.62%, $354,000	**	383,695
***	FRANCE TELECOM	9/16/2015, 2.12%, $214,000	**	221,416
***	GE CAP CORP	11/9/2015, 2.25%, $194,000	**	200,961
***	GENERAL ELEC	5/9/2016, 2.95%, $180,000	**	190,325
***	GENERAL ELEC	10/17/2016, 3.35%, $620,000	**	669,579
***	GE CAP CORP	1/9/2017, 2.90%, $620,000	**	663,943
***	GOLDMAN SACHS MTN	8/1/2015, 3.70%, $1,471,000	**	1,575,042
***	GOLDMAN SACHS MTN	11/23/2015, 1.60%, $600,000	**	605,179
***	GOLDMAN SAC	2/7/2016, 3.62%, $920,000	**	986,953
***	HSBC USA INC	2/13/2015, 2.37%, $310,000	**	321,677
***	HSBC USA INC	1/16/2018, 1.62%, $527,000	**	527,537
***	HEWLETT-PACKARD	12/9/2014, 2.62%, $310,000	**	314,145
***	HSBC BANK	5/24/2016, 3.10%, $1,240,000	**	1,314,627
***	INTEL CORP	12/15/2017, 1.35%, $200,000	**	200,016
***	JPMC CO MTN	3/20/2015, 1.87%, $930,000	**	951,551
***	JPMORGAN CHASE	10/15/2015, 1.10%, $600,000	**	601,271
***	JPMC CO MTN	1/20/2015, 3.70%, $1,240,000	**	1,326,015
***	JPMORGAN CHASE CO	6/24/2015, 3.40%, $2,425,000	**	2,560,116
***	JPMORGAN CHASE & CO	8/15/2017, 2%, $600,000	**	617,048
***	LG&E & KU ENERG	11/15/2015, 2.12%, $449,000	**	459,663
***	MASSMUTUAL GLB	4/14/2016, 3.12%, $1,550,000	**	1,653,624
***	MASSMUTUAL GLBL	4/5/2017, 2%, $1,230,000	**	1,267,776
***	MCKESSON CORP	12/4/2015, 0.95%, $116,000	**	116,236
***	MERRILL LYNCH	7/15/2014, 5.45%, $1,050,000	**	1,139,002
***	METLIFE INC STEP	12/15/2017, 1.75%, $260,000	**	264,196
***	MET LIFE GLBL	9/29/2015, 2.50%, $1,000,000	**	1,049,462
***	MET LIFE GLBL FD	1/9/2015, 2%, $2,358,000	**	2,444,158
***	MICROSOFT CORP	11/15/2017, 0.87%, $179,000	**	178,225
***	MIZUHO CORP BK	10/17/2017, 1.55%, $910,000	**	913,477
***	MORGAN STANLEY	7/24/2015, 4%, $640,000	**	680,738
***	MORGAN STANLEY	1/24/2014, 2.87%, $1,230,000	**	1,266,091
***	MORGAN STANLEY	7/28/2014, 2.87%, $233,000	**	240,976
***	MORGAN STANLEY	5/13/2014, 6%, $720,000	**	768,218
***	MORGAN STANL MTN	11/20/2014, 4.20%, $200,000	**	209,635
***	MORGAN STANLEY	1/26/2015, 4.10%, $1,462,000	**	1,549,445
***	NATIONAL AUSTR NY BR	3/9/2015, 2%, $620,000	**	638,649
***	NATIONAL AUSTR	8/7/2015, 1.60%, $600,000	**	612,806
***	NEW YORK LIFE	10/30/2017, 1.30%, $1,510,000	**	1,518,735
***	PG&E CORP	4/1/2014, 5.75%, $300,000	**	322,269
***	PNC FUND CORP	5/19/2014, 3%, $980,000	**	1,016,323
***	PEPSICO INC	11/1/2018, 7.90%, $627,000	**	854,029
***	PHILIP MORS INT	5/16/2016, 2.50%, $930,000	**	980,821
***	PHILIP MORS	8/21/2017, 1.12%, $300,000	**	300,153

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate Bonds (continued)
***	PRICOA GLB	6/11/2014, 5.45%, $660,000	**	$706,898
***	PROGRESS ENERGY	3/15/2014, 6.05%, $1,413,000	**	1,524,791
***	RIO TINTO FIN	8/21/2017, 1.62%, $600,000	**	610,796
***	ROYAL BK CANADA	1/15/2014, 1.12%, $329,000	**	332,925
***	ROYAL BK CDA	10/30/2015, 0.80%, $1,210,000	**	1,210,147
***	ROYAL BK CANADA	7/20/2016, 2.30%, $383,000	**	402,966
***	ROYAL BK CANADA	10/30/2014, 1.45%, $1,388,000	**	1,415,308
***	ROYAL BK SCOTLAND	9/18/2015, 2.55%, $718,000	**	739,989
***	ROYAL BK SCOT	8/25/2014, 4.87%, $1,220,000	**	1,307,380
***	SABMILLER HL	1/15/2017, 2.45%, $1,240,000	**	1,306,182
***	SEMPRA ENERGY	3/15/2014, 2%, $620,000	**	633,032
***	SHELL INTL FIN	8/21/2017, 1.12%, $910,000	**	917,637
***	SHELL INTL FIN	12/4/2015, 0.62%, $1,100,000	**	1,104,330
***	SHERWIN WILLIAM	12/15/2017, 1.35%, $600,000	**	598,993
***	SIMON PROPERTY	1/30/2017, 2.80%, $142,000	**	151,461
***	SOUTHERN CO	9/15/2015, 2.37%, $1,100,000	**	1,153,150
***	SUMITOMO BK	1/14/2014, 1.95%, $1,230,000	**	1,253,456
***	SUMITOMO MITSUI BKG	7/18/2017, 1.80%, $910,000	**	934,426
***	TIME WARNER INC	7/15/2015, 3.15%, $960,000	**	1,029,064
***	TORONTO DOM BK	7/14/2016, 2.50%, $1,248,000	**	1,327,074
***	TORONTO DOMINI	10/19/2016, 2.37%, $1,825,000	**	1,925,884
***	TOTAL CAP CDA	1/28/2014, 1.62%, $640,000	**	653,184
***	TOTAL CAPITAL SA	2/17/2017, 1.50%, $630,000	**	638,198
***	TOTAL CAP INTL	6/28/2017, 1.55%, $610,000	**	619,269
***	TOYOTA MOTOR CRD	10/5/2017, 1.25%, $910,000	**	918,853
***	TRANSCAPIT	3/5/2014, 5.67%, $1,230,000	**	1,307,822
***	UBS AG STAMFORD	1/28/2014, 2.25%, $610,000	**	624,642
***	USAA CAPITAL	9/30/2014, 1.05%, $716,000	**	721,100
***	UNION BK NA	6/6/2016, 3%, $690,000	**	731,699
***	UNITEDHEALTH	11/15/2016, 1.87%, $473,000	**	488,080
***	UNITEDHEALTH GRP	10/15/2015, 0.85%, $175,000	**	175,843
***	UNITEDHEALTH	10/15/2017, 1.40%, $124,000	**	124,481
***	VERIZON COMM	11/1/2017, 1.10%, $600,000	**	598,070
***	VODAFONE GRP PLC	6/10/2014, 4.15%, $329,000	**	345,981
***	VW INTL FI NV	3/22/2015, 1.62%, $1,160,000	**	1,181,006
***	VOLKSWAGEN	3/22/2017, 2.37%, $580,000	**	600,985
***	VOLKSWAGEN	11/20/2017, 1.60%, $500,000	**	499,881
***	WAL MART STORES	7/8/2015, 2.25%, $800,000	**	841,453
***	WAL MART STORES	4/15/2016, 2.80%, $620,000	**	664,723
***	WELLPOINT INC	9/10/2015, 1.25%, $174,000	**	176,033
***	WELLPOINT INC	1/15/2018, 1.87%, $315,000	**	320,611
***	WELLS FARGO&COM	6/15/2016, 3.67%, $748,000	**	816,552
***	WELLS FARG&CO	2/13/2015, 1.25%, $733,000	**	743,340
***	WESTPAC BANKING	8/14/2017, 2%, $1,081,000	**	1,121,333
***	WESTPAC BANKING	9/25/2015, 1.12%, $1,563,000	**	1,582,040
***	YALE UNIV MTN	10/15/2014, 2.90%, $540,000	**	566,774

	Total corporate bonds			130,415,603

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Residential mortgage-backed bonds
***	FHLG 20YR 5.50% 3/23 #D95897	3/1/2023, 5.50%, $56,156	**	$61,428
***	FHLG 15YR 4.50% 8/18 #E98688	8/1/2018, 4.50%, $556,647	**	594,525
***	FHLM ARM 4.889% 3/33 #847126	3/1/2033, 3.13%, $3,905	**	4,164
***	FHLM ARM 3.53% 4/40 #1B4657	4/1/2040, 3.57%, $255,180	**	269,324
***	FHLM ARM 3.58% 4/40 #1B4702	4/1/2040, 3.59%, $195,003	**	204,866
***	FHLM ARM 3.88% 1/35 #848084	1/1/2035, 2.37%, $53,967	**	57,703
***	FHLM ARM 4.68% 1/36 #847584	1/1/2036, 2.50%, $56,644	**	60,640
***	FHLM ARM 5.084% 8/35 #1J0005	8/1/2035, 2.99%, $53,644	**	57,818
***	FHLG 15YR 5.00% 4/20 #G13598	4/1/2020, 5%, $795,332	**	857,998
***	FHLM ARM 4.941% 11/35 #1J1228	11/1/2035, 2.66%, $192,981	**	204,700
***	FHLM ARM 5.78% 10/35 #1N0063	10/1/2035, 3.45%, $27,248	**	29,379
***	FHLM ARM 5.37% 12/35 #1N0106	12/1/2035, 2.32%, $157,923	**	167,951
***	FHLG 15YR 5.50% 3/19 #E01604	3/1/2019, 5.50%, $76,929	**	82,884
***	FHLM ARM 4.199% 8/36 #848185	8/1/2036, 2.88%, $99,624	**	107,301
***	FHLG 20YR 5.50% 4/24 #C90825	4/1/2024, 5.50%, $237,896	**	261,020
***	FHLG 20YR 6.00% 9/22 #C90580	9/1/2022, 6%, $103,380	**	115,708
***	FHLG 20YR 5.50% 5/23 #C90676	5/1/2023, 5.50%, $101,392	**	111,021
***	FHLG 20YR 5.50% 7/23 #C90691	7/1/2023, 5.50%, $301,670	**	330,534
***	FNR 2000-32 FM IML+450 10/30	10/18/2030, 0.65%, $4,684	**	4,684
***	FNR 2000-34 F 1ML+45 10/30	10/25/2030, 0.65%, $14,659	**	14,656
***	FNMA 20YR 5.50% 6/23 #254764	6/1/2023, 5.50%, $72,747	**	79,633
***	FNMA 15YR 6.50% 3/17 #254236	3/1/2017, 6.50%, $79,205	**	86,131
***	FNMA 20YR 5.50% 10/22 #254522	10/1/2022, 5.50%, $1,360	**	1,485
***	FNMA 20YR 5.50% 11/22 #254543	11/1/2022, 5.50%, $24,337	**	26,580
***	FNMA 20YR 6.00% 12/18 #440734	12/1/2018, 6%, $10,477	**	11,477
***	FNMA ARM 5.066% 9/34 #544860	9/1/2034, 4.61%, $36,988	**	40,099
***	FNMA 15YR 6.00% 11/16 #545296	11/1/2016, 6%, $33,407	**	35,908
***	FNMA 20YR 6.00% 9/22 #545887	9/1/2022, 6%, $159,877	**	177,757
***	FNMA 20YR 6.00% 1/23 #555198	1/1/2023, 6%, $42,338	**	47,364
***	FNMA ARM 2.57% 10/41 #AH5261	10/1/2041, 2.53%, $437,777	**	458,643
***	FNMA ARM 2.74% 8/41 #AH5259	8/1/2041, 2.73%, $697,625	**	732,372
***	FNMA ARM 3.01% 8/41 #AI4358	8/1/2041, 3.01%, $183,209	**	191,499
***	FNMA ARM 3.37% 9/41 #AI8935	9/1/2041, 3.36%, $201,449	**	213,097
***	FNMA 15YR 3.50% 5/27 #AL1741	5/1/2027, 3.50%, $1,118,937	**	1,205,858
***	FNMA 15YR 3.50% 5/27 #AL1742	5/1/2027, 3.50%, $831,716	**	892,166
***	FNMA 15YR 3.50% 3/27 #AL1746	3/1/2027, 3.50%, $1,784,203	**	1,931,167
***	FNMA 15YR 3.50% 5/27 #AL1751	5/1/2027, 3.50%, $418,976	**	451,524
***	FNMA 15YR 3.50% 1/26 #AL1168	1/1/2026, 3.50%, $446,680	**	482,217
***	FHR 2495 UJ	7/15/2032, 3.50%, $15,973	**	16,355
***	FHR 2794 JT	10/15/2032, 6%, $148,620	**	160,704
***	FNR 2008-95 AD 4.5% 12/23	12/25/2023, 4.50%, $833,187	**	883,601
***	FNMA ARM 4.801% 2/33 #695019	2/1/2033, 2.25%, $24,427	**	25,638
***	FNMA ARM 3.984% 5/33 #703915	5/1/2033, 2.53%, $6,524	**	6,847
***	FNMA 15YR 4.00% 8/18 #727438	8/1/2018, 4%, $280,132	**	300,632
***	FNMA ARM 4.68% 11/34 #735011	11/1/2034, 2.67%, $150,586	**	159,549
***	FNMA 15YR 4.50% 6/19 #745278	6/1/2019, 4.50%, $237,890	**	256,661
***	FNMA ARM 3.753% 10/33 #746320	10/1/2033, 2.52%, $38,782	**	41,408
***	FNMA ARM 3.752% 10/33 #755148	10/1/2033, 2.22%, $31,139	**	32,764
***	FNMA ARM 4.358% 10/33 #754672	10/1/2033, 2.30%, $13,391	**	14,140
***	FNMA ARM 5.05% 7/34 #801635	7/1/2034, 2.60%, $15,380	**	16,332
***	FNMA ARM 4.53% 12/34 #802852	12/1/2034, 2.42%, $171,792	**	183,584

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Residential mortgage-backed bonds (continued)
***	FNMA ARM 4.653% 3/35 #816322	3/1/2035, 2.42%, $4,015	**	$4,166
***	FNMA ARM 4.293% 3/35 #815586	3/1/2035, 2.33%, $14,592	**	15,537
***	FNMA ARM 5.344% 7/35 #834917	7/1/2035, 2.30%, $11,762	**	12,397
***	FNMA ARM 5.349% 12/34 #843013	12/1/2034, 2.28%, $25,350	**	26,668
***	FNMA ARM 5.280% 3/35 #843014	3/1/2035, 2.23%, $15,272	**	16,121
***	FNMA ARM 4.893% 10/35 #847787	10/1/2035, 2.44%, $21,319	**	22,301
***	FNMA ARM 6.25% 6/36 #886983	6/1/2036, 2.55%, $19,233	**	20,609
***	FNMA 15YR 4.50% 7/20 #888653	7/1/2020, 4.50%, $106,605	**	115,017
***	FNMA ARM 4.21% 5/35 #889946	5/1/2035, 2.33%, $167,693	**	178,276
***	FNMA ARM 4.30% 2/35 #995017	2/1/2035, 2.72%, $315,408	**	335,835
***	FNMA ARM 4.898% 5/35 #995272	5/1/2035, 2.82%, $27,430	**	29,445
***	FNMA ARM 4.58% 7/35 #995273	7/1/2035, 2.74%, $104,667	**	112,353
***	FNMA ARM 4.53% 10/35 #995414	7/1/2035, 2.38%, $261,420	**	278,396
***	FNMA ARM 4.55% 10/35 #995415	10/1/2035, 2.69%, $789,104	**	839,175
***	FNMA ARM 4.512% 12/36 #995606	11/1/2036, 2.77%, $280,532	**	302,133
***	FNMA ARM 2.61% 4/35 #995609	4/1/2035, 2.91%, $108,289	**	115,973
***	FNMA ARM 3.20% 1/40 #AC0599	1/1/2040, 3.18%, $381,131	**	400,022
***	FNMA ARM 3.47% 3/40 #AD0820	3/1/2040, 3.47%, $286,936	**	300,623
***	FNMA ARM 4.285% 7/33#AD0066	12/1/2033, 2.36%, $423,038	**	450,181
***	FNMA ARM 2.42% 11/36 #AD0710	11/1/2036, 2.42%, $44,821	**	47,498
***	FNMA ARM 3.60% 3/40 #AD1555	3/1/2040, 3.61%, $387,734	**	409,621
***	FNMA 15YR 3.50% 12/25 #AE0368	12/1/2025, 3.50%, $6,937,738	**	7,376,947
***	FNMA 15YR 4.00% 7/19 #AE0968	7/1/2019, 4%, $2,084,136	**	2,236,648

	Total residential mortgage-backed bonds			26,407,438

	US Treasury, government and agency bonds
***	FHLG 5.50% 3/34 #G01665	3/1/2034, 5.50%, $,423,681	**	465,243
***	FHLG 25YR 5.50% 7/35 #G05815	7/1/2035, 5.50%, $285,384	**	313,559
***	FHLG 15YR 4.00% 7/24 #G13596	7/1/2024, 4%, $771,401	**	822,516
***	FHLG 15YR 3.50% 1/26 #G14312	1/1/2026, 3.50%, $424,404	**	454,273
***	FHLG 15YR 4.00% 9/25 #G14376	9/1/2025, 4%, $614,081	**	654,771
***	FHLG 15YR 3.50% 4/27 #G14449	2/1/2027, 3.50%, $1,178,295	**	1,264,534
***	FHLG 15YR 3.50% 10/26 #G14450	10/1/2026, 3.50%, $5,062,207	**	5,399,489
***	FHLG 15YR 4.00% 6/24 #G18312	6/1/2024, 4%, $911,490	**	971,888
***	FHLG 10YR 3.00% 8/21 #J16393	8/1/2021, 3%, $538,338	**	566,411
***	FHLG 10YR 3.00% 8/21 #J16442	8/1/2021, 3%, $524,692	**	552,054
***	FHLM ARM 2.98% 8/41 #1B8533	8/1/2041, 2.97%, $379,747	**	398,518
***	FHLM ARM 3.07% 9/41 #1B8608	9/1/2041, 3.07%, $233,153	**	245,042
***	FHLG 15YR 4.00% 9/25 #E02787	9/1/2025, 4%, $610,431	**	662,899
***	FHLG 15YR 4.00% 4/26 #E02867	4/1/2026, 4%, $324,096	**	350,737
***	FHLG 5.50% 5/34 #Z40042	5/1/2034, 5.50%, $3,019,355	**	3,324,042
***	FNMA	12/19/2014, 0.75%, $1,395,000	**	1,407,302
***	FNMA	5/27/2015, 0.50%, $10,323,000	**	10,360,649
***	FNMA	7/2/2015, 0.50%, $6,479,000	**	6,514,500
***	FNMA	9/28/2015, 0.50%, $44,555,000	**	44,726,965
***	FNMA	12/20/2017, 0.87%, $1,749,000	**	1,750,439
***	FNMA 5.50% 11/34 #310105	11/1/2034, 5.50%, $2,269,888	**	2,498,414
***	FHLM C	9/10/2015, 1.75%, $1,576,000	**	1,641,334
***	FHLM C	9/29/2017, 1%, $7,060,000	**	7,143,053

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	US Treasury, government and agency bonds (continued)
***	FHLM C	1/12/2018, 0.75%, $3,040,000	**	$3,017,519
***	FNMA 6.50% 7/32 #545759	7/1/2032, 6.50%, $82,453	**	93,744
***	FNMA 6.50% 7/32 #545762	7/1/2032, 6.50%, $32,169	**	36,574
***	FNMA	10/26/2015, 1.62%, $4,629,000	**	4,799,403
***	FNMA 6.50% 12/32 #735415	12/1/2032, 6.50%, $32,218	**	36,627
***	FNMA 6.50% 7/35 #745092	7/1/2035, 6.50%, $32,797	**	37,281
***	FNMA 6.50% 8/36 #888034	8/1/2036, 6.50%, $55,311	**	62,873
***	FNMA 6.50% 8/36 #888544	8/1/2036, 6.50%, $264,579	**	300,961
***	FNMA 6.50% 12/35 #AD0723	12/1/2035, 6.50%, $302,579	**	343,904
***	FNMA 6.50% 8/36 #AE0746	8/1/2036, 6.50%, $217,339	**	247,191
***	NCUA GTD NTS MA	6/12/2015, 1.40%, $830,000	**	848,979
***	USTN	4/30/2015, 2.50%, $30,194,000	**	31,848,705
***	USTN	5/31/2015, 2.12%, $1,601,000	**	1,672,837
***	USTN	6/30/2015, 1.87%, $20,674,000	**	21,469,541
***	USTN	7/31/2015, 1.75%, $18,378,000	**	19,175,146
***	USTN	9/30/2016, 1%, $28,555,000	**	29,143,842
***	USTN	11/30/2016, 0.87%, $38,113,000	**	38,639,663
***	USTN	4/30/2017, 0.87%, $19,447,000	**	19,692,941
***	USTN	6/30/2017, 0.75%, $13,000,000	**	13,061,623
***	USTN	7/31/2017, 0.50%, $21,000,000	**	20,887,911
***	USTN	9/15/2015, 0.25%, $26,500,000	**	26,447,246

	Total US Treasury, government and agency bonds			324,353,143

	Bonds Foreign government
***	CANADA GOVT	02/14/2017, 0.87%, $ 900,000	**	909,994

	Common stock—finance
*	AXA ADR FUND	4,059,335.27 shares	**	74,043,517

	Index mutual funds
*	Fidelity Management Research Company	Spartan Extmk Ind Advan	**	41,555,831
*,1	State Street Bank and Trust Company	SSGA S&P 500 INDEX NON LENDING CL A	**	151,670,795
*,1	State Street Bank and Trust Company	SSGA RUSSELL SM/MID CAP IDX NL CL A	**	22,781,092
*,1	State Street Bank and Trust Company	SSGA US INFL PROT BD IDX NL CL A	**	24,795,969
*,1	State Street Bank and Trust Company	SSGA US BOND INDX NON LENDING CL A	**	42,490,706
*,1	State Street Bank and Trust Company	SSGA INTERTNL INDEX NON LEND CL A	**	50,547,942
*,1	State Street Bank and Trust Company	SSGA TUCKERM GLB LIQ RL EST NL CL A	**	37,805,670
*,1	State Street Bank and Trust Company	SSGA US ST GOV’T CRD BD IDX NL CLA	**	8,570,952

	Total index mutual funds			380,218,957

	Balanced mutual funds
*	Dodge & Cox	Dodge & Cox Balanced Fund	**	53,300,916

	Growth mutual funds
*	Blackrock	Blackrock Equity Index Fund	**	96,143,337
*	BlkRck EAFE Eq	Blackrock EAFE Equity Index Fund	**	34,135,254
*	Calvert Asset Management Co Inc	Calvert Equity I	**	12,140,496
*,1	Columbia Management Advisors, LLC	Columbia Mid CAP Value Class Z Fund	**	19,412,043

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Growth mutual funds (continued)
*,1	EQ Advisors Trust	EQ/International Growth Class K Fund	**	$32,358,989
*,1	EQ Advisors Trust	EQ/ Gamco small company value Portfolio Class K Fund	**	34,449,684
*,1	EQ Advisors Trust	EQ AB small cap growth Class k Fund	**	23,562,291
*,1	EQ Advisors Trust	Growth Plus Class K Fund	**	21,603,152
*	AXA Premier VIP Trust	Multimanager Large Cap Value class k Portfolio Fund	**	21,860,548
*	Morgan Stanley Investments LP	Morgan Stanley Instl FD Inc Mid Cap Growth I Fund	**	34,110,999

	Total growth mutual fund			329,776,793

	Fixed income mutual funds
*	State Street Global Advisors	SSGA U.S. Government Short Term Investment Fund Class A	**	1,032,313
*	Pacific Investment Management Company	PIMCO Total Return CL Fund	**	69,253,566
*	Fidelity Management Trust Company	Colchester Street Trust: Money Market Portfolio	**	6,634,209
*	JP Morgan	JP Morgan High Yield	**	46,657,786

	Total fixed income mutual funds			123,577,874

	Other mutual funds
*,1	Dodge & Cox International stock	Dodge & Cox International stock	**	29,410,106
	Self-Directed Brokerage Window Program		**	7,453,468
*	Morgan Stanley Investments LP	Morgan Stanley Instl FD Inc US Real Estate Portfolio Fund	**	32,413,629

	Total Other mutual funds			69,277,203

	GIC Wrappers
	JP Morgan Chase	Contract # AAXA-2-07	**	347,183
	State St Bk & Tr Co Boston	Contract # 1007007	**	217,550

	Total GIC Wrappers			564,733

	Short-term investments
***	C 6.5 08/13 SNR	8/19/2013, 6.50%, $640,000	**	677,395
***	ENEL FIN INTL	1/15/2013, 5.70%, $587,000	**	602,798
***	FHLMC	10/30/2013, 0.37%, $4,034,000	**	4,042,731
***	HEWLETT PACKARD CO	9/13/2013, 1.25%, $574,000	**	576,146
***	ING BANK NV	10/18/2013, 2%, $950,000	**	957,759
***	MONUMENTAL GLBL	4/22/2013, 5.50%, $227,000	**	232,640
***	NYLIFE GLB4	5/9/2013, 4.65%, $1,060,000	**	1,081,954
***	NALT 2010-B A3	12/15/2013, 1.12%, $227,388	**	227,661
***	NORDEA BK AG	10/4/2013, 1.75%, $960,000	**	973,077
***	PPL ENERGY SUPP	7/15/2013, 6.30%, $1,300,000	**	1,376,462
***	SIERRA PACIFIC	9/1/2013, 5.45%, $1,120,000	**	1,176,351
***	TIME WARNER CAB	7/1/2013, 6.20%, $1,500,000	**	1,587,673
***	VWALT 2010-A	11/20/2013, 0.99%, $115,595	**	115,686

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
***	WESTPAC BK CORP	12/9/2013, 1.85%, $1,285,000	**	$1,305,207
	Interest bearing cash held in Clearing Account		**	1,725,262

	Total short-term investments			24,112,270

	Subtotal			16,658,802

	Notes receivable from participants
	Notes receivable from participants	4.25 % to 11%	**	$23,864,431

	Total			1,647,960,206

*	Represents a party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.
***	Represents underlying investments of the Plan’s Synthetic GICs, which amounts are presented at fair value and are managed by a party-in-interest.
1	A portion of this fund represents an investment in the AXA Equitable target allocation funds.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AXA Equitable 401(k) Plan (Name of Plan)

Dated: June 28, 2012	By:	/s/ Steve Vigneron
STEVE VIGNERON
Chairperson of The Administrative
Committee of Benefit Plans of AXA
Equitable Life Insurance Company (Plan
Fiduciary) and Vice President of AXA
Equitable Life Insurance Company (Plan
Sponsor)

Dated: June 28, 2012	By:	/s/ Glen Gardner
GLEN GARDNER
Chairperson of The Investment
Committee of Benefit Plans of AXA
Equitable Life Insurance Company (Plan
Fiduciary) and Vice President of AXA
Equitable Life Insurance Company (Plan
Sponsor)